UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 12, 2022

MedTech Acquisition Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-39813	85-3009869
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

48 Maple Avenue, Greenwich, CT	06830
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (908) 391-1288

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one Redeemable Warrant	MTACU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	MTAC	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	MTACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

As previously reported, on November 11, 2022, MedTech Acquisition Corporation, a Delaware corporation (“MedTech” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MTAC Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of MedTech (“Merger Sub”), and TriSalus Life Sciences, Inc., a Delaware corporation (“TriSalus”), pursuant to which subject to the satisfaction or waiver of certain conditions set forth therein, Merger Sub will merge with and into TriSalus (the “Merger”), with TriSalus surviving the Merger as a wholly owned subsidiary of MedTech (the transactions contemplated by the Merger Agreement and related ancillary agreements, the “Business Combination”). Upon consummation of the Business Combination, MedTech will be renamed “TriSalus Life Sciences, Inc.”

On December 16, 2022, the Company issued a promissory note (the “Extension Note”) in the aggregate principal amount of up to $468,821.28 to the Company’s sponsor, MedTech Acquisition Sponsor LLC (the “Sponsor”) pursuant to which the Sponsor agreed to loan to the Company up to $468,821.28 (the “Extension Funds”) to deposit into the Company’s trust account (the “Trust Account”) for the shares of Class A common stock of the Company (the “Public Shares”) that were not redeemed in connection with the extension of the Company’s termination date from December 22, 2022 to June 22, 2023 or such earlier date as determined by the board of directors of the Company (the “Board”). The Extension Note bears no interest and is repayable in full upon the date of the consummation of an initial business combination.

The Company will deposit $0.04 per share into the Trust Account for each month (commencing on December 23, 2022 and ending on the 22nd day of each subsequent month), or portion thereof, that is needed by the Company to complete an initial business combination until June 22, 2023 or such earlier date as determined by the Board (the “Extension”).

Pursuant to the Merger Agreement, TriSalus has agreed to pay, as a transactional expense and not as a loan, for 50% of the costs incurred by the Company in connection with the preparation and filing of applicable proxy materials and the holding of the Meeting (as defined below) (TriSalus’s portion of such fees, the “TriSalus Extension Fees”), in addition to 50% of the amounts deposited into the Trust Account in connection with the Extension, with the remainder to be funded by the Sponsor and/or its designee in the form of a loan to the Company; provided that TriSalus’s obligation to pay the TriSalus Extension Fees and its portion of the deposits for the Extension will terminate immediately at the earliest to occur of (i) the closing date of the Business Combination and (ii) the valid termination of the Merger Agreement. Upon such termination, the Company will have no obligation to repay the TriSalus Extension Fees or any portion of the Extension Funds paid by TriSalus.

In addition, on December 16, 2022, the Company issued an unsecured promissory note in the principal amount of up to $1,000,000 (the “Working Capital Note”) to the Sponsor for working capital purposes, , which may be drawn down from time to time upon request by the Company. The Working Capital Note does not bear interest and the principal amount will not be payable if the Company fails to complete its initial business combination within the required time period as set forth in its amendment and restated certificate of incorporation, as amended from time to time.

The issuances of the Extension Note and the Working Capital Note were made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

The foregoing description of the Extension Note and the Working Capital Note does not purport to be complete and is qualified in its entirety by reference to the full text of the Extension Note and the Working Capital Note, respectively, copies of which are filed with this Current Report on Form 8-K as Exhibit 10.1 and 10.2, respectively and are incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation Under an Off-balance Sheet Arrangement of a Registrant.

The disclosure contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this Item 2.03.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On December 12, 2022, the Company held a special meeting in lieu of the 2022 annual meeting of stockholders (the “Meeting”). At the Meeting, the Company’s stockholders approved an amendment to the Company’s Amended and Restated Certificate of Incorporation (the “Extension Amendment”) to extend the date by which the Company must consummate its initial business combination from December 22, 2022 to June 22, 2023 (or such earlier date as determined by the Board). The Company filed the Extension Amendment with the Secretary of State of the State of Delaware on December 12, 2022.

The foregoing description of the Extension Amendment does not purport to be complete and is qualified in its entirety by reference to the Extension Amendment, a copy of which is attached as Exhibit 3.1 hereto and is incorporated by reference herein.

Item 5.07 Submission of Matters to a Vote of Security Holders

At the Meeting, an aggregate of 23,938,513 shares of the Company’s common stock, which represents a quorum of the outstanding shares of common stock entitled to vote as of the record date of October 24, 2022, were represented in person or by proxy at the Meeting.

At the Meeting, the Company’s stockholders voted on the following proposals, each of which was approved:

(1) The Extension Amendment Proposal — a proposal to amend the Company’s amended and restated certificate of incorporation to extend the date by which the Company has to consummate a business combination from December 22, 2022 to June 22, 2023 (or such earlier date as determined by the Board). The following is a tabulation of the votes with respect to this proposal, which was approved by the Company’s stockholders:

FOR	AGAINST	ABSTAIN
20,943,728	2,962,183	32,602

(2) The Director Election Proposal — to re-elect each of Karim Karti, Martin Roche, MD, Thierry Thaure and Manuel Aguero as Class I directors of the Board, to serve until the 2024 annual meeting of the Company or until their successors are appointed and qualified. The following is a tabulation of the votes with respect to the election of directors, each of whom was elected by the Company’s stockholders:

Name	FOR	ABSTAIN
Karim Karti	19,508,998	4,429,515
Martin Roche, MD	20,704,879	3,233,634
Thierry Thaure	20,704,623	3,233,890
Manuel Aguero	20,704,875	3,233,638

In connection with the Meeting, stockholders holding 23,046,578 Public Shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $232.37 million (approximately $10.08 per Public Share) will be removed from the Trust Account to pay such holders and approximately $19.70 million will remain in the Trust Account. Following redemptions, the Company has 1,953,422 Public Shares outstanding, and the Company will deposit $78,136.88 into the Trust Account of which 50% will be drawn down under the Extension Note and 50% will be funded by TriSalus.

Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the United States federal securities laws. These forward-looking statements generally are identified by words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would,” “will” and similar expressions or the negative or other variations of such statements. These statements are predictions, projections and other statements about future events that are based on various assumptions, whether or not identified in this Current Report on Form 8-K and on the current expectations of MedTech’s and TriSalus’ respective managements and are not predictions of actual performance and, as a result, are subject to risks and uncertainties.

Many factors could cause actual results or developments to differ materially from those expressed or implied by such forward-looking statements, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of MedTech’s securities; (ii) the risk that the Business Combination may not be completed by MedTech’s business combination deadline and the potential failure to obtain an extension of the business combination deadline; (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Merger Agreement by the stockholders of MedTech, the satisfaction of the minimum cash amount following any redemptions by MedTech’s public stockholders, and the receipt of certain governmental and regulatory approvals, including reimbursement approval; (iv) the lack of a third-party valuation in determining whether or not to pursue the Business Combination; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vi) the receipt of an unsolicited offer from another party for an alternative transaction that could interfere with the Business Combination, (vii) the effect of the announcement or pendency of the Business Combination on TriSalus’s business relationships, operating results and business generally; (viii) risks that the Business Combination disrupts current plans and operations of TriSalus; (ix) the outcome of any legal proceedings that may be instituted against TriSalus or MedTech related to the Merger Agreement or the Business Combination; (x) the ability to maintain the listing of MedTech’s securities on the Nasdaq; (xi) changes in business, market, financial, political and legal conditions; (xii) unfavorable changes in the reimbursement environment for TriSalus’s products; (xiii) TriSalus’s product candidates not achieving success in preclinical or clinical trials or not being able to obtain regulatory approval, either on a timely basis or at all or subject to any conditions that negatively impact TriSalus’s ability to commercialize the applicable product candidates; (xiv) TriSalus being unable to continue to grow TriNav sales; (xv) the size of the addressable markets for TriNav and TriSalus’s product candidates, if successfully developed and approved by the applicable regulatory authorities, being less than TriSalus estimates; (xvi) TriSalus’s ability to successfully commercialize any product candidates that it successfully develops and that are approved by applicable regulatory authorities; (xvii) TriSalus’s ability to continue to fund preclinical and clinical trials for its product candidates; (xviii) TriSalus’s ability to partner with other companies; (xix) future economic and market conditions; (xx) the development, effects and enforcement of laws and regulations affecting TriSalus's business or industry; (xxi) TriSalus’s ability to manage future growth; (xxii) TriSalus’s ability to maintain and grow its market share; (xxiii) the effects of competition on TriSalus’s business; (xxiv) the ability of MedTech or the combined company to raise additional financing in connection with the Business Combination or to finance its operations in the future; (xxv) the ability to implement business plans, forecasts and other expectations after the completion of the Business Combination, and identify and realize additional opportunities; (xxvi) costs related to the Business Combination; and (xxvii) the failure to realize the anticipated benefits of the Business Combination or to realize estimated pro forma results and the underlying assumptions, including with respect to estimated stockholder redemptions. The foregoing list of factors is not exclusive.

You should carefully consider the foregoing factors and other risks and uncertainties described in the “Risk Factors” section of MedTech’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission (the “SEC”) on March 2, 2022 (the “2021 Form 10-K”), MedTech’s definitive proxy statement dated November 4, 2022 related to the Meeting, as amended and supplemented by the Amendment No. 1 to the definitive proxy statement dated November 28, 2022 (the “Proxy Statement”), the preliminary proxy statement/prospectus on Form S-4 relating to the Business Combination, which is expected to be filed by MedTech with the SEC and other documents filed by MedTech from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of MedTech, TriSalus, or any of their respective representatives assume any obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of MedTech, TriSalus, or any of their respective representatives gives any assurance that either MedTech or TriSalus will achieve its expectations.

Changes and Additional Information in Connection with SEC Filing

MedTech intends to file a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement/prospectus of MedTech, that will be both the proxy statement to be distributed to holders of MedTech’s common stock in connection with its solicitation of proxies for the vote by MedTech’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the Business Combination. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus contained therein, when it is declared effective by the SEC, will contain important information about the Business Combination and the other matters to be voted upon at a meeting of MedTech’s stockholders to be held to approve the Business Combination and other matters (the “Combination Meeting”). MedTech may also file other documents with the SEC regarding the Business Combination. MedTech stockholders and other interested persons are advised to read, when available, the Registration Statement, including the proxy statement/prospectus contained therein, as well as any  amendments or supplements thereto, because they will contain important information about the Business Combination. When available, the definitive proxy statement /prospectus will be mailed to MedTech stockholders as of a record date to be established for voting on the Business Combination and the other matters to be voted upon at the Combination Meeting.

Participation in Solicitation

MedTech and TriSalus and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of MedTech’s stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of MedTech’s directors and officers in MedTech’s filings with the SEC, including MedTech’s registration statement on Form S-1, which was originally filed with the SEC on November 30, 2020, as amended, the Proxy Statement, and MedTech’s 2021 Form 10-K. To the extent that holdings of MedTech’s securities have changed from the amounts reported in MedTech’s 2021 Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from MedTech’s stockholders in connection with the Business Combination will be set forth in the proxy statement/prospectus forming a part of the Registration Statement. Investors and security holders of MedTech and TriSalus are urged to carefully read in their entirety the proxy statement/prospectus and other relevant documents that will be filed with the SEC, when they become available, because they will contain important information about the Business Combination.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about MedTech and TriSalus through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by MedTech can be obtained free of charge by directing a written request to MedTech Acquisition Corporation at 48 Maple Avenue, Greenwich, CT 06830.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING THEREOF OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Business Combination, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdictions. This Current Report on Form 8-K is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are filed with this Form 8-K:

Exhibit No.	Description of Exhibits
3.1	Amendment to Amended and Restated Certificate of Incorporation.
10.1	Promissory Note issued to MedTech Acquisition Sponsor LLC, dated December 16, 2022.
10.2	Promissory Note issued to MedTech Acquisition Sponsor LLC, dated December 16, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MEDTECH ACQUISITION CORP.

Dated: December 16, 2022	By:	/s/ Christopher C. Dewey
	Name:	Christopher C. Dewey
	Title:	Chief Executive Officer